Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

SEC Mail
Mail Processing
Section

FEB 04 2008

Washington, DC
106

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

[redacted]

08000657

SUPPL

Göteborg, January 29, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 3/2008, Castellum's income from property management improved by 5% and dividend of SEK 3.00 is proposed.
Enclosure: Year-end Report 2007

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

PRESS RELEASE 3/2008

Gothenburg, January 23, 2008

Castellum's income from property management improved by 5% and a dividend of SEK 3.00 is proposed

- **Rental income for 2007 amounted to SEKm 2,259 (SEKm 2,014 previous year).**
- **Net income after tax for the year amounted to SEKm 1,487 (1,674), equivalent to SEK 9.07 (10.21) per share.**
- **Income from property management improved by 5% to SEKm 924 (883), equivalent to SEK 5.63 (5.38) per share.**
- **The Board proposes a dividend of SEK 3.00 (2.85) per share, corresponding to an increase of 5%.**

Income from property management for the year, i.e. net income excluding changes in value and tax, amounted to SEKm 924 (883), equivalent to SEK 5.63 (5.38) per share. The improvement is 5% and is an effect of improved net operating income in the property management and investments made, but has been limited by higher interest costs. During the year, changes in value on properties and derivatives amounted to, respectively, SEKm 920 (1,145) and SEKm 99 (178).

During the year investments totalling SEKm 2,598 (2,283) were made, of which SEKm 1,514 (1,292) were acquisitions and SEKm 1,084 (991) new construction, extensions and refurbishment.

"Despite high demands placed on yield Castellum has been able to make investments of SEK 2.6 billion during 2007 and has almost SEK 1 billion in ongoing new construction, extensions and refurbishment projects" comments Castellum's CEO, Håkan Hellström.

At today's meeting, the Board of Directors decided on the following proposals for the Annual General Meeting:
– a dividend of SEK 3.00 per share and Tuesday, April 1, 2008 as record day for dividend,
– a renewed mandate for the Board to decide on purchase and transfer of own shares.

Enclosure: Year-end Report 2007

END

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56